NORSAT ANNOUNCES THE RELEASE OF MULTI-BAND SATELLITE SYSTEMS

- Norsat also Introduces New Ka Band Microwave Products –

- Offerings to be on Display at Satellite 2011 -

Vancouver, British Columbia – March 15, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has released multi-band versions of its GLOBETrekker™ and Rover™ satellite systems, which will now be available in Ka Band. Norsat will also introduce its latest addition to the Ka band group of products by offering two new low noise block-downconverters (LNB), the 9000H-2 and the 9000X-2 Ka Band. The new LNBs are compact, lightweight units with improved noise figures. The offerings will be debuting at the industry tradeshow Satellite 2011, being held March 15-17, 2011 in Washington, D.C.

The new GLOBETrekker™ and Rover™ systems deliver proven capability to operate on Ka band satellites and enhance operational flexibility by giving operators a choice between three critical frequency bands (Ku, X, and Ka band). The high performance of a one metre dish in Ka band will result in higher data rates than competitors’ smaller Ka band reflectors.

Norsat’s GLOBETrekker™ has been tested at the Coalition Warfare Interoperability Demonstration and has been used extensively in combat zones. With the launch of the new Block II Wideband Global SATCOM satellites –WGS 4, 5 and 6– more Ka and X band capacity will be available for military forces. The multi-band capability of Norsat systems gives defense customers the ability to utilize the increased Ka and X band capacity that will become available over the next few years.

"I am excited to announce these new product offerings and upgrades at this year’s Satellite 2011. It is an opportune time at this industry tradeshow to make our customers aware of our products and the latest features. Specifically, Norsat’s move into Ka-band satellite terminals should be of utmost interest to attendees, as we believe the large amount of Ka capacity in the coming years will make this an attractive option for defense customers," said Dr. Amiee Chan, President and CEO.

Norsat’s products will be on display at Satellite 2011 from March 15–17, 2011 at the Walter E. Washington Convention Center in Washington, D.C. The new multi-band GLOBETrekker™ system will be on display in the Norsat booth #560, the standard GLOBETrekker™ will be on display in the Vizada booth #551 and the Norsat 1.8 metre Sigmalink will be on display at the ConcealFab Corporation booth #901.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com